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                              July 19, 2023

       Yoici Ochiai
       Chief Executive Officer
       Pixie Dust Technologies, Inc.
       2-20-5 Kanda Misaki-cho, Chiyoda-ku
       Tokyo, 101-0061, Japan

                                                        Re: Pixie Dust
Technologies, Inc.
                                                            Amendment No. 2
                                                            Registration
Statement on Form F-1
                                                            Filed July 11, 2023
                                                            File No. 333-272476

       Dear Yoici Ochiai:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2023 letter.

       Amendment No. 2 to Form F-1 filed July 11, 2023

       Cover Page

   1. Please revise the cover page to clarify whether your offering is conditioned upon receiving approval to list your
ADSs on the NASDAQ Capital Market. We note that Section 2.2 of your Underwriting
Agreement appears to require such approval.
   2. Please revise the cover page to disclose the stock appreciation rights offered to the underwriter, as noted
in the fee table.
   3. We note your disclosure that certain Cornerstone Investors have indicated an interest in purchasing up to an
aggregate of approximately $8.1 million of the ADSs in this offering.
 Yoici Ochiai
FirstName  LastNameYoiciInc.
                          Ochiai
Pixie Dust Technologies,
Comapany
July       NamePixie Dust Technologies, Inc.
     19, 2023
July 19,
Page  2 2023 Page 2
FirstName LastName
         Please revise to also disclose the total number and percentage of ADSs that these
         Cornerstone Investors have indicated an interest in purchasing in the offering and tell us whether these indications of interest could result in a shareholder acquiring more than 5%
         of your shares. For illustrative purposes, please consider disclosing in the footnotes the percentage ownership of the stockholders after the offering if they were to purchase the maximum number of shares each stockholder has indicated an interest in purchasing. Please also consider including risk factor disclosure related to how the
         purchase of these interests could impact shareholders.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the six months ended October 31, 2021 and 2022
Nature of Goods and Services, page 76

4. We note your response to comment 2, and reissue the comment to the extent you continue to generate any revenue from magickiri-related services. Please revise the disclosure that you "no longer invest in" these services to provide more specific information. For example, if you have ended any revenue generating activity with respect to these services, revise this section to clarify when that occurred, whether you have any outstanding contracts being fulfilled, and whether you intend to renew any contracts or pursue any extensions. In addition, revise the disclosure at the top of page 2, page 65 and elsewhere in the document, regarding your hackke and KOTOWARI technologies, which you state you are continuing to develop, to clarify this disclosure in light of the disclosure in the business section on page 98, where you state that you "do not have any specific timeline for further commercialization of this technology, if at all."
Business
kikippa, page 86

5. We reissue comments 4, 5 and 6, as well as comments 5 and 6 from our May 22, 2023, letter. The revisions did not provide sufficient support for the highlighted statements.
         Further, as kikippa "functions as a desk top speaker" and you are not marketing kikippa as a medical device, it is unclear on what basis you determine it is appropriate to continue to address brain waive activity and gamma waive modulation, synchronization of brainwaves, or discuss that "listening to sound pulses corresponding to gamma waves in the brain . . . may improve cognitive function," as described on page
86. Please revise the
         document in accord with these comments.
VUEVO, page 90

6. We note the revised disclosure of the working prototype of the VUEVO glasses in response to comment 7. We also note the revised disclosure on page 56 that approximately 7% of the proceeds from the offering will be used for "developing a mass production prototype model for VUEVO glasses." Revise an appropriate section of your registration statement to address the current functioning prototype and how it differs from
 Yoici Ochiai
Pixie Dust Technologies, Inc.
July 19, 2023
Page 3
       a mass production prototype and the process necessary to develop a mass production prototype.
Intellectual Property, page 99

7. We reissue comment 9. Revise the introductory paragraph to describe your patents in terms of patent applications filed, pending patents and granted patents, and revise the table accordingly. Address industrial design separately and clarify the distinction between registering an industrial design and obtaining a patent. To the extent you include items for which you have sought industrial design registration in the table, revise to list them separately and describe them accordingly. Clarify what, if any, protections are offered by registering your intellectual property with the WTO. It appears that registration does not provide any protections; therefore, these registrations should be removed from the table.
       Finally, certain intellectual property has been listed as both "in process" and with an expiration date. Revise to clarify.
Exhibits

8. Please file a revised legal opinion to provide counsel's opinion that the
       Representative's Warrants will be binding obligations of the company. Please have counsel revise the penultimate paragraph of the legal opinion to affirmatively state that counsel is providing its opinion. For guidance, refer to Sections II.B.1.c and f. of Staff
       Legal Bulletin No. 19.
       You may contact Michael Fay at (202) 551-3812 or Al Pavot at (202) 551-3738 if you
have questions regarding the financial statements and related matters. Please contact Jordan
Nimitz at (202) 551-5831 or Abby Adams at (202) 551-6902 with any other questions.



                                                              Sincerely,

FirstName LastNameYoici Ochiai                                Division of
Corporation Finance
                                                              Office of
Industrial Applications and
Comapany NamePixie Dust Technologies, Inc.
                                                              Services
July 19, 2023 Page 3
cc:       Barbara A. Jones, Esq.
FirstName LastName